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                                                                    Exhibit 99.2

           Staar Surgical Company Fails to Disclose Potential Canon
                          Damages of over $70,000,000

Bellaire Texas, December 27, 2000, PR Newswire/--NovaStaar Investments, LLC Chairman and CEO, LaMar F. Laster, Jr. offered the following information to Staar Surgical Company (Nasdaq: STAA) Shareholders:

"Following our press release last week, dated December 21, 2000, wherein we alluded to what we believe to be a failure by Staar management to disclose material information regarding the Canon Companies, Japan, we anticipated that Staar management would voluntarily comply with SEC and Nasdaq requirements to fully disclose. Given that such disclosures do not appear to be forthcoming, we offer the following in an effort to level the playing field for all shareholders by sharing pertinent information.

According to documents filed by the Canon Companies, Japan and Staar Surgical Company in California Superior Court and in a pending International Arbitration proceeding, Canon is alleging the following and other claims:

     1. That Staar Surgical Company willfully breached the Joint Venture agreement with the Canon Companies by entering into licensing agreements with Bausch and Lomb/Chiron, and Allergan, Inc. contrary to a pre-existing exclusive license to the Canon companies for the territory of Japan.

     2. That Staar Surgical Company willfully withheld proprietary raw materials necessary for the production of Canon-Staar (the Joint Venture Company) lenses, which inhibited production and sales of that company's products in the territory of Japan.

     3. That Staar Surgical Company willfully withheld access to proprietary new Staar products including the Staar ICL and Glaucoma Wick, in violation of the terms of the Joint Venture Agreement.

     4. That John R. Wolf, former President and CEO of Staar, willfully entered into secret contracts with Bausch and Lomb/Chiron, and Allergan, Inc. as President of Canon-Staar, without the approval of the Board of Canon-Staar.

The Arbitration documents also contain disclosures that Mr. Wolf's latest contract renewal with Staar allowed for the forgiveness of loans owed by him to the company totaling more than $2.0 Million, and that Mr. Wolf's company IOTECH, Inc. was paid over $1.2 Million upon his termination".

Additional information contained in the Arbitration documents include the fact that the Canon Companies are seeking damages of 8.0 billion Japanese Yen, currently equivalent to over $70.0 million."
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About NovaStaar

NovaStaar Investments, LLC is a private company specifically formed in 1999 to make a friendly tender offer for the control of Staar Surgical Company. NovaStaar's 1999 offer of $15 per share was rebuffed by Staar. Beginning in early 2000, NovaStaar principals were repeatedly approached by past and current shareholders, directors, management, and employees of Staar. These concerned parties wanted to determine NovaStaar's interest in helping to pursue the best long term alternatives for all Staar Shareholders. NovaStaar is now attempting to carry out normal due diligence through its request for information to Staar management before making a determination of its ultimate level of interest.


Contact:  Mr. LaMar F. Laster, Jr.
NovaStaar Investments, LLC
Phone: (713) 662-8561
Fax:  (713) 662-8504